TOTAL EXPENSE LIMITATION AGREEMENT

Bread & Butter Fund, Inc.

3633 Hill Rd. 3rd Flr.

Parsippany, NJ  07054

April 29, 2016

Potkul Capital Management, LLC.

3633 Hill Rd. 3rd Flr,

Parsippany, NJ  07054

Re: Bread & Butter Fund, Inc.

Dear Sirs:

This will confirm the agreement between the undersigned Bread & Butter Fund, Inc. (the “Fund”) and Potkul Capital Management  LLC (“PCM”), as follows:

1. The Fund is an open-end investment company.

2. Pursuant to an Investment Advisory Contract dated June 20, 2015 (“Investment Advisory Contract”), between the Fund and PCM, the Fund has retained PCM to provide investment advisory services to the Fund. Pursuant to the Investment Advisory Contract, the Fund pays to PCM an advisory fee at an annual rate of 1.00% of the Fund’s average daily net assets (the “Advisory Fee”). Pursuant to the Investment Advisory Contract, PCM will reimburse the Fund for expenses that exceed 2.00% per year of the averaged total net assets of the Fund.

3. Pursuant to this Agreement, PCM will reimburse the Fund for expenses that exceed 2.00% per year of the average total net assets of the Fund and shall become effective on April 29, 2016, with an initial term through May 29, 2018, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms. This total expense limitation agreement may not be terminated prior to the agreement date except by the Board of Directors. In addition, this Agreement shall terminate upon termination of the Investment Advisory Contract, or it may be terminated by the Fund, without payment of any penalty, upon sixty days’ prior written notice to PCM at its principal place of business

4. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Directors of its responsibility for and control of the conduct of the affairs of the Fund.

5. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, the computations of net asset values, and the allocation of expenses, or otherwise derived from the terms and provisions of the Investment Advisory Contract or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Advisory Contract or the 1940 Act.

6. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

7. It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Directors, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the fund property relating to the Fund.

8. This Agreement constitutes the entire agreement between the Fund on behalf of the Fund and PCM with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Fund and PCM.

If the foregoing correctly sets forth the agreement between the Fund and PCM, please so indicate by signing.

Very truly yours,

Bread & Butter Fund, Inc.

By:	/s/ Donald J. McDermott
Name:	Donald J. McDermott
Title:	Chairman of the Board

ACCEPTED AND AGREED:

Potkul Capital Management, LLC.

By:	/s/ James B. Potkul
Name:	James B. Potkul
Title:	President